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                                                                     EXHIBIT 4.7

                                PROMISSORY NOTE

$37,500,000.00                                                 February 14, 1996

     FOR VALUE RECEIVED, the undersigned, CODA ENERGY, INC., a Delaware corporation ("MAKER"), hereby promises to pay to the order of BANK ONE, TEXAS,
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N.A., a national banking association ("PAYEE"), at the offices of NationsBank of
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Texas, N.A., as Agent, at 901 Main Street, 64th Floor, Dallas, Dallas County,
Texas, the principal sum of Thirty Seven Million Five Hundred Thousand and
No/100 Dollars ($37,500,000.00) or so much thereof as may be disbursed and outstanding hereunder, together with interest, as hereinafter described.

     This note has been executed and delivered under, and is subject to the terms of, the Credit Agreement (as hereafter renewed, extended, amended, restated, or supplemented, the "CREDIT AGREEMENT") dated as of the date hereof,
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among Maker, NationsBank of Texas, N.A., as Agent, Payee and certain other Banks from time to time parties thereto. This note is a Note referred to therein. Unless otherwise defined herein or unless the context hereof requires, each term used herein with its initial letter capitalized has the meaning given to such term in the Credit Agreement. Reference is made to the Credit Agreement for provisions affecting this note regarding the maximum amounts available to be loaned hereunder, voluntary and mandatory prepayments, acceleration of maturity, exercise of Rights, payment of attorneys' fees, court costs, and other costs of collection, certain waivers by Maker and others now or hereafter obligated for payment of any sums due hereunder, and security for the payment hereof.

     The unpaid principal balance from day to day outstanding hereunder shall bear interest at the rates provided in Section 3.2 of the Credit Agreement.

     The interest which accrues on that portion of the Principal Debt which is the subject of a Base Rate Tranche shall be payable on March 31, 1996 and on each June 30, September 30, December 31 and March 31 thereafter. The interest which accrues on that portion of the Principal Debt which is the subject of a CD Rate Tranche with an Interest Period of ninety (90) days or less or a Eurodollar Tranche with an Interest Period of three (3) months or less shall be payable on the expiration of such Interest Period. Interest which accrues on that portion of the Principal Debt which is the subject of a CD Rate Tranche with an Interest Period of greater than ninety (90) days or a Eurodollar Tranche with an Interest Period of greater than three (3) months shall be payable on the expiration of such Interest Period and on each March 31, June 30, September 30 and December 31 during the term of such Interest Period. The principal of this note is due and payable at the times and in the amounts set forth in Sections 2.3, 3.1 and 3.3 of the Credit Agreement. The entire outstanding principal of and accrued interest on this note shall be due and payable in full on the Termination Date.

                                          CODA ENERGY, INC.


                                          By: /s/ GRANT W. HENDERSON
                                             ___________________________________
                                                  Grant W. Henderson,
                                                  Executive Vice President and
                                                  Chief Financial Officer